Exhibit 3.25

CERTIFICATE OF MERGER

MERGING

IDES ACQUSITION, INC.

(a Delaware Corporation)

WITH AND INTO

DRIVERSIDE, INC.

(a Delaware Corporation)

Pursuant to Section 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”), Driverside, Inc., a Delaware corporation, hereby certifies the following information relating to the merger (the “Merger”) of Ides Acquisition, Inc., a Delaware corporation, with and into Driverside, Inc.:

FIRST: The names and state of incorporation of each of the corporations constituent to the Merger are as follows:

Name	Jurisdiction
Ides Acquisition, Inc.	Delaware
Driverside, Inc.	Delaware

SECOND: An agreement and plan of merger was entered into by the constituent corporations and has been approved, adopted, certified, executed, and acknowledged by each of the constituent corporations in accordance with Section 251(c) of the DGCL.

THIRD: The name of the surviving corporation of the Merger is Driverside, Inc., which shall continue its existence as the surviving corporation under the name Driverside, Inc.

FOURTH: Upon the effectiveness of the filing of this Certificate of Merger, the Certificate of Incorporation of Driverside, Inc., as amended to date, shall be amended and restated in its entirety by reason of the Merger herein certified, among other things, to change Article Fourth, the authorized stock of the Corporation, and that the Fourth Amended and Restated Certificate of Incorporation as set forth on Exhibit A hereto shall continue as the Restated Certificate of Incorporation of the surviving corporation until further amended in accordance with the provisions of the DGCL.

FIFTH: The executed agreement and plan of merger is on file at the principal place of business of the surviving corporation, at 639 Front Street, 4th Floor, San Francisco, California 94105, and will be furnished by the surviving corporation, on request and without cost, to any stockholder of either constituent corporation.

SIXTH: The Merger shall become effective at 12:01 a.m. Eastern Standard Time on August 26, 2011.

IN WITNESS WHEREOF, Driverside, Inc. has caused this Certificate of Merger to be executed in its corporate name on this 25th day of August, 2011.

DRIVERSIDE, INC.

By:	/s/ John A. Dunning, Jr.
Name:	John A. Dunning, Jr.
Title:	President and Chief Executive Officer

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EXHIBIT A

RESTATED CERTIFICATE OF INCORPORATION

[Attached]

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FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DRIVERSIDE, INC.

ARTICLE I

The name of the corporation is Driverside, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 160 Greentree Drive Suite 101, Dover, Delaware 19904 which is located in Kent County. The name of the Corporation’s registered agent at such address is National Registered Agents, Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

A.        The total number of shares of all classes of stock which the Corporation shall have the authority to issue is One Thousand (1,000) shares of Common Stock, without par value per share (the “Common Stock”).

B.        The holders of Common Stock shall be entitled to one (1) vote per share on al matters to be voted on by the stockholders of the Corporation.

ARTICLE V

Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, alter, amend and repeal the Bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

ARTICLE VII

A.        Any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of such holders or by any consent in writing by such holders in accordance with the Delaware General Corporation Law.

B.        Special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer, and may not be called by any other person or persons.

ARTICLE VIII

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. No amendment to or repeal of this ARTICLE VIII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable Delaware law (statutory and non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

ARTICLE IX

The Corporation reserves the right at any time, and, from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article; provided, however, that the affirmative vote of 66 2/3% of the voting power of the capital stock of the Corporation entitled to vote thereon shall

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be required to amend, alter or repeal, or adopt any provision inconsistent with, whether by amendment, merger or otherwise, the provisions of ARTICLES VII, VIII and IX.

DRIVERSIDE, INC.

By:	/s/ John A. Dunning, Jr.
Name:	John A. Dunning, Jr.
Title:	President and Chief Executive Officer

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